Consent of Independent Registered Public Accounting Firm

The Board of Directors
Halliburton Company:

We consent to the incorporation by reference in the registration statements (No. 333-177811) on Form S-3, (No. 333-166656) on Form S-4, and (Nos. 333-76496, 333-159394, and 333-162648) on Form S-8 of Halliburton Company of our reports dated February 16, 2012 with respect to the consolidated balance sheets of Halliburton Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 Annual Report on Form 10-K of Halliburton Company.

/s/ KPMG LLP
Houston, Texas
February 16, 2012